Exhibit 99.1

                Sao Paulo - July 7, 2006

GLOBAL PULP MARKET UPDATE	P.2
PRODUCTION AND SALES	P.3
INCOME STATEMENT 2Q06	P.5
DEBT AND CASH STRUCTURES	P.9
EBITDA ANALYSIS	P.11
CAPITAL EXPENDITURE	P.11
VERACEL INFORMATION	P.12
DIVIDENDS	P.16
ADDITIONAL INFORMATION	P.17

Additional information: Denys Ferrez or André Gonçalves (55-11) 3301-4131

invest@aracruz.com.br

Conference Call: July 7, 2006 - 12:00 p.m.
(NY time). To join us, please dial:

(+1-973) 582-2841 Code: Aracruz Celulose.

The call will also be web cast on Aracruz’s website: www.aracruz.com.br/ir

Highlights of the second quarter 2006

•      Pulp production — new record — of 793,000 tons, and sales of 722,000 tons. Compared to the 2Q05, these figures were up 17%, mainly due to volumes from Veracel. These figures are respectively 4% higher and 3% lower than their equivalents for the 1Q06.

•         Record net revenue of $402 million, up 24% on the 2Q05 and 3% on the 1Q06.

•      Record EBITDA(1), including 50% of Veracel and before hedging gains, of $196 million, up 10% on the 2Q05 and up 5% on the 1Q06.

•      Cash flow hedging has accumulated a gain of $65 million, over the first six months of the year.

•      The ADR (NYSE:ARA) has appreciated by 31% since the end of 2005, and the average daily trading volume surged to $35 million in the second quarter (NYSE and Bovespa).

•      Net income totaled $105.9 million, or $1.03 per ADR, compared to $56.4 million in the 2Q05 and $79.1 million in the 1Q06, an increase of 88% and 34%, respectively.

•      In June, another distribution of Interest on Stockholders’ Equity (ISE) was declared for the 2006 base year amounting to R$74 million (approximately US$33 million).

•      In May, Veracel completed one full year of pulp production, reaching a total of 823,000 tons produced, 91% of the nominal capacity and a new record for the industry.

(1) Adjusted for other non-cash items (see reconciliation to Net Income on page 22).

Aracruz Celulose S.A. (NYSE: ARA) presents its consolidated second quarter 2006 results, according to US GAAP and stated in US dollars. The company uses the equity method of accounting for Veracel Celulose S.A., in which it owns a 50% stake.

Global Pulp Market Update	Healthy world economic conditions continued through the second quarter, sustaining the positive fundamentals in the pulp and paper industry.

Printing and Writing paper shipments from Western Europe and North America showed increases in May of 6% (173,000 tons) and 2% (40,000 tons), respectively, in comparison with the same period of last year. Paper & Board production in China continues to expand. In the first five months of this year it reached the level of 27.3 million tons, 25% above the 2005 level. On the tissue side, North American operating rates continue to hold firm at 90%, while announcements of new tissue machines are being made worldwide, with capacity expected to increase by 2.0 million tons in 2006.

On the supply side, the impact of the pulp mill closures that have been occurring throughout the last 12 months continues to be felt by the market, especially as closed pulp mills are running out of stocks for sale. During the second quarter, maintenance downtime, an unexpected industry-wide strike in Finland and production problems at several mills in Canada all helped to tighten the market even further.

Increased pulp purchases and reduced supply continued to cut back inventories throughout the entire pulp flow system in the 2Q. World producers’ inventories were down to 30 days’ supply by the end of May, compared to 35 days in May 2005. On the consumer side, Western European stocks continue to hold at 26 days of supply, the lowest level since April 2001.

World Chemical Market Pulp Producers Stocks

Days of supply

São Paulo - July 7, 2006. Aracruz — Summary	Unit of Measure	2Q06	1Q06	2Q05	2Q06 vs. 1Q06	2Q06 vs. 2Q05	1H06	1H05
Net revenue	$million	402.0	389.4	325.0	3%	24%	791.4	621.8
EBITDA (including Veracel)(1)	$million	195.5	186.3	177.5	5%	10%	381.8	332.7
EBITDA margin (including Veracel)(1)	Percentage	49%	48%	55%	1p.p.	(6p.p. )	48%	54%
Net Income	$million	105.9	79.1	56.4	34%	88%	185.1	126.7
Earnings per ADR	$per ADR	1.03	0.77	0.55	34%	88%	1.80	1.23
Adjusted pulp sales volume(2)	Tons	722,000	744,000	615,000	(3% )	17%	1,467,000	1,208,000
Paper sales volume	Tons	14,000	13,000	13,000	8%	8%	27,000	28,000
Pulp production volume (including Veracel)	Tons	793,000	766,000	678,000	4%	17%	1,559,000	1,339,000
Net debt	$million	687.5	658.4	832.4	4%	(17% )	687.5	832.4
Net debt (including Veracel)	$million	1,115.4	1,082.9	1,178.5	3%	(5% )	1,115.4	1,178.5

(2)Aracruz sales plus 50% of Veracel’s sales to non-affiliated parties (see breakdown on page 3).

Source: PPPC and Aracruz

Market pulp demand increased in May by 8.1%, or 243,000 tons, year-on-year. Eucalyptus demand continues to show the strongest growth, having reached 105% of installed capacity for the month of May, which translates into an increase of 24%, or 157,000 tons, with China raising its demand by 93%, or 41,000 tons. On a year-to-date basis, Eucalyptus demand is up 17% (557,000 tons) over the 2005 level.

All this provided the basis for a new round of market pulp price increases for July, in Europe and North America, amounting to US$ 20 per ton for eucalyptus pulp.

In the short term, supply and demand fundamentals most probably will continue tight, since higher pulp demand, along with the expected additional closures, on top of those already announced, and the planned maintenance downtime in the second half of 2006, should offset the scaling up of new supply coming from South America.

Aracruz pulp production, without the 50% of Veracel, totaled a record of 674,000 tons in the second quarter of 2006, compared to 652,000 tons in the 1Q06 and 648,000 tons in the 2Q05.

In the second quarter, Veracel Celulose S.A. (50% owned by Aracruz) generated a total output of 238,000 tons of pulp, a new record, of which 115,000 tons were sold to Aracruz. The annual maintenance downtime at Veracel started towards the end of March and was concluded in early April (a total of 10 days).

Production and Sales

At the Guaíba unit, paper production in the quarter totaled 14,000 tons, consuming approximately 11,000 tons of the pulp produced. Paper inventories were at 1,000 tons at the end of June 2006, while paper sales in the second quarter of 2006 also totaled 14,000 tons.

Aracruz pulp sales totaled 722,000 tons in the second quarter, with 608,500 tons of the pulp being produced internally, at the Barra do Riacho Unit and Guaíba Unit, and 111,500 tons being supplied by Veracel and resold in the market by Aracruz, plus 2,000 tons of direct sales from Veracel to non-related parties (representing 50% of Veracel’s total of extraordinary direct sales). This sales volume was 17% higher than that for the same period of last year, mainly due to the increased capacity provided by Veracel, and was 3% lower in comparison with the 1Q06, mainly due to the need to build up inventory to cover the annual maintenance downtime at the Barra do Riacho Unit.

Income
Statement 2Q06

At the end of June, inventories at Aracruz were at 467,000 tons, or 56 days of production, compared to 409,000 tons at the end of March 2006. The inventory level at Veracel, at the end of June 2006, represented an additional 2 days of production for Aracruz. The increase in the inventory level was mainly due to stockpiling in anticipation of the 10-day maintenance downtime that will occur at the Barra do Riacho Unit in August.

Pulp sales distribution by region	2Q06	1Q06	2Q05	2Q06 vs. 1Q06	2Q06 vs. 2Q05	LTM*
Europe	42%	39%	48%	2 p.p.	(7) p.p.	41%
North America	33%	33%	37%	—	(4) p.p.	34%
Asia	23%	26%	13%	(3) p.p.	10 p.p.	23%
Brazil	2%	1%	2%	1 p.p.	—	1%
Rest of Latin America	0%	1%	0%	(1) p.p.	—	1%

*LTM = Last Twelve Months

Eucalyptus list pulp international prices by region (US$/t) — 2006	July	June	May	April	March	Feb.	Jan.
North America	695	675	675	655	655	655	635
Europe	660	640	640	620	620	620	600
Asia	610	610	590	590	560	560	550

Total net operating revenue came to $402.0 million, $77 million and $13 million higher,  respectively, than in the same period of 2005 and in the 1Q06.

Net paper operating revenue amounted to $11.9 million in the quarter, $0.9 million higher than in the same period of 2005 and $0.6 million higher than in the 1Q06.

Net pulp operating revenue during the quarter amounted to $390.1 million, compared to $314.0 million in the same period of last year. Revenue increased mainly as a result of the 17% higher sales volume and 5% higher prices. When compared to the 1Q06 revenue of $378.1 million, the $12 million increase was due to 7% higher pulp prices, partially offset by a 3% lower sales volume.

The total cost of sales was $248.7 million in the second quarter of 2006, compared to $178.5 million in the same period of the previous year, mainly due to the 17% higher pulp sales volume and pulp purchased from Veracel (which is offset by the cash generated at Veracel — Aracruz 50% stake). When compared to the total of $249.7 million in the first quarter, the decrease due to a  lower sales volume was partially offset by the higher cost of sales per ton.

Note: “Pulp purchased” refers to pulp produced by Veracel, transferred to Aracruz and subsequently resold by Aracruz to the final customer.

The Aracruz pulp production cost in the quarter was $264/ton, compared to $244/ton in the same period of 2005. The cash production cost (net of depreciation and depletion) of pulp in the quarter was $184/ton, compared to $164/ton in the same period of 2005 and $186/ton in the first quarter of 2006 (see table below). Note: The information provided in this paragraph does not include any figures for Veracel, nor hedging gains against currency appreciation.

Cash Production Cost - 2Q06 vs. 1Q06	US$ per ton
1Q06	186
Wood cost	2
Fixed cost dilution- higher volume produced	(2)
Raw materials - lower cost and specific consumption	(3)
Other	1
2Q06	184

Note:1) not including Veracel figures; and 2) see reconciliation to GAAP figures on page 22.

Cash Production Cost - 2Q06 vs. 2Q05	US$ per ton
2Q05	164
Wood cost - mainly related to transportation cost	2
Brazilian currency appreciation against the US dollar	14
Higher maintenance cost	2
Lower specific consumption of raw materials	(2)
Higher cost of raw materials	3
Other	1
2Q06	184

Note:1) not including Veracel figures; and 2) see reconciliation to GAAP figures on page 22.

Aracruz - Cash Production Cost - (US$ per ton)	2Q06	1Q06
Barra do Riacho & Guaíba Units , including 50% of Veracel	178	181

Exchange Rate (R$ / US$)	2Q06	1Q06	2Q05	2Q06 vs. 1Q06		2Q06 vs. 2Q05
Closing	2.1643	2.1724	2.3504	(0.4%	)	(8%	)
Average	2.1879	2.1974	2.4792	(0.4%	)	(12%	)

Sources: - Brazilian Central Bank (PTAX800).

Approximately 75% of the company’s cash production cost is presently correlated to the local currency (real - R$).

As a protective measure, in the second quarter of 2006, according to the financial policy approved by the Board, the management maintained its strategy of hedging its cash flow currency exposure. At the end of the quarter, the hedged amount, a short position in dollars, totaled $396 million, which represented approximately 6 months of cash flow exposure to the local currency.

The company has been assuming short positions in dollar futures contracts through the Brazilian Mercantile & Futures Exchange (BM&F), which involves negligible transaction costs and has a positive carry.

At the BM&F, the most liquid dollar futures contracts are those with 1 month to maturity, and to maintain the hedge means they have to be rolled over almost monthly. The results of such positions involve making cash adjustments on a daily basis, which have been recorded as financial income. These contracts do not qualify for hedge accounting under USGAAP.

The hedging transaction results (dollar futures contracts) accumulated in the first six months of  2006 show a gain of $65 million and would be equivalent to approximately $22/ton, if divided by the targeted volume for 2006 production and sales, of approximately 3 million tons of pulp (including volumes from Veracel).  It is important to mention that this is not a guarantee of future performance.

Sales and distribution expenses came to $18.9 million, $3.5 million higher than in the same period of 2005, mainly due to the 17% higher sales volume. When compared to the first quarter of 2006, they were $0.2 million lower, mainly due to a 3% lower sales volume, partially offset by changes in the geographical sales mix.

Administrative expenses were $11.3 million, $4.3 million higher than in the same period of 2005, mainly due to the approximately $1.0 million negative impact of the appreciation of the real against the dollar, $1.0 million in bonus provision, and $1.9 million for the advertising campaign. Compared to the 1Q06 figure, there was an increase of $2.0 million, mainly due to the advertising campaign ($1.3 million) and $0.5 million bonus provision.

The result for other net operating expenses in the quarter was $5.4 million, compared to $11.0 million in the same period of last year. Contributions to the reduction came from a $0.6 million lower provision for loss on ICMS credits, a $0.7 million lower loss on the sale and writing-off of obsolete assets, a $0.2 million lower provision for labor indemnities and a $3.6 million lower provision for fines relating to tax contingencies. When compared to the 1Q06, the figure was $3.5 million higher, mainly due to a $0.9 million higher provision for loss on ICMS credits, $0.6 million higher legal fees, a $0.4 million higher provision for labor indemnities, a $0.2 million lower profit on the sale of fixed assets and a $0.5 million reversal in the accounts payable in the 1Q06.

The sum of the financial and currency re-measurement results in the quarter showed a net expense of $17.7 million, compared to a net credit of $21.4 million in the same period of last year and of $50.4 million in the first quarter of 2006 (see table below).

(US$ million)	2Q06	1Q06	2Q05
Financial Expenses	36.7	44.1	44.5
Interest on financing	20.6	24.1	24.9
Taxes (CPMF)	1.7	1.2	1.4
Interest on fiscal contingency provisions	10.3	5.5	17.7
Premium on debt prepayment	—	10.5	—
Other	4.1	2.8	0.5
Financial Income	(21.1)	(86.0)	(46.0)
Currency re-measurement — (gain)/loss	2.1	(8.5)	(19.9)
Total	17.7	(50.4)	(21.4)

In the second quarter, the “Interest on Financing” results were lower than in the same period of last year and in the 1Q06, mainly due to the liability management that involved refinancing part of the debt, reducing its cost and improving the maturity profile.

The “Financial Income” in the quarter was positively affected by the impact on our hedging transactions (dollar futures contracts) of the appreciation of the local currency (real - R$) that occurred towards the end of the second quarter, resulting in a gain of $2.7 million. The same impact was seen during the 1Q06 and 2Q05, but involved larger gains, of $62 million and $21 million respectively, due to the greater appreciation of the real (R$) against the dollar over those periods. So far this year, the accumulated hedging result is a gain of approximately $65 million.

Based on the closing exchange rates, the Brazilian currency appreciated during the second quarter by 0.4% against the US dollar, compared to an appreciation of 7.2% in the 1Q06 and 11% in the 2Q05. The closing exchange rate on June 30, 2006 was R$2.1643 per US dollar.

The equity result showed a loss of $0.6 million, $0.5 million from Veracel and $0.1 million from Aracruz Produtos de Madeira S.A.  (see Veracel Information section for more details).

Income tax and social contribution accruals in the second quarter amounted to a credit of $6.7 million (the interest on equity declared in June, totaling R$74 million, or approximately $33 million, made a significant contribution to the tax credit), compared to an expense of $63.3 million in the 1Q06 and an expense of $48.0 million in the same period of 2005. The higher provisions verified in the 1Q06 and the 2Q05 resulted mainly from the strong appreciation of the real against the dollar in those periods, which has not occurred to the same extent in this quarter.

These accruals are calculated based on the parent company’s (unconsolidated) Brazilian GAAP results, which are exposed to gains and losses from currency variation regarding assets and liabilities denominated in currencies other than the real (R$), predominantly dollars, and therefore differ from the USGAAP results.

Since 2005, the company has treated income tax and social contribution payments on the cash basis, instead of on the accrual basis, which allows the company to defer payments on Brazilian GAAP (BR GAAP) currency variations.

The deferral of income tax means that it is no longer due at the moment that it is accrued, but at the moment when the assets and liabilities relating to the BR GAAP currency variations have a cash impact, as long as the cash basis methodology is retained.

Deferred income tax and social contribution may be partially or fully reversed, depending on future BR GAAP foreign currency variation, which can mean that it is no longer due.

A statement of the deferred income tax, broken down to show the Brazilian GAAP currency variation impact, and current taxes, showing cash disbursement, is provided below.

(US$ million)	2Q06	1Q06	2Q05
INCOME TAX & SOCIAL CONTRIBUTION	(6.7)	63.3	48.0
Deferred income tax	(8.9)	28.5	(5.2)
BR GAAP exchange rate impact	(5.5)	29.5	51.2
Other	(3.4)	(1.0)	(56.4)
Current income tax	2.2	34.8	53.2
Non-cash impact	2.2	25.7	16.0
Cash disbursement *	—	9.1	37.2

  * to be paid mostly at the end of year.

At the end of the second quarter, the net balance of deferred taxes payable, deriving from the BR

GAAP exchange rate impact, amounted to $67 million (1Q06: $73 million). This should become payable in accordance with foreign debt repayments up to 2016, if not reversed by future BR GAAP foreign currency variations.

The company’s gross debt amounted to $1,300.5 million at the end of June 2006, $141.7 million higher than at the end of March 2006 and $121.3 million lower than at the end of June 2005.

(US$ million)	June 30, 2006	March 31, 2006	June 30, 2005
SHORT-TERM DEBT	139.5	125.8	285.5
Current portion of long-term debt	121.1	117.2	224.5
Short term debt instruments	4.6	—	52.4
Accrued financial charges	13.8	8.6	8.6
LONG-TERM DEBT	1,161.0	1,033.0	1,136.3
TOTAL DEBT	1,300.5	1,158.8	1,421.8
Cash, cash equivalent and investments	613,0	500.4	589.4
NET DEBT	687.5	658.4	832.4

Debt and Cash Structure	The local currency debt corresponds basically to long-term BNDES (Brazilian Development Bank) loans. The debt maturity as at June 30, 2006 was as follows:

At the end of the second quarter of 2006, short term debt remained at 11% of the total, the same as at the end of the first quarter of 2006. With regard to the liquidity target, which aims for cash investments to equal at least twelve months of future debt amortization, in June 2006 this ratio was at the comfortable level of 4.9x (or 3.7x including Veracel short term debt).

For the second half of the year, the management has targeted further measures to improve the debt maturity profile, extending it to an average of 6 years.

(US$ million)	Principal	% of total	Average interest rate	Remaining average life (months)
Floating rate (spread over Libor -% p.a.)	688	53%	0.60%	59
Trade Finance	684	53%	0.60%	59
Import Financing	4	0%	0.41%	9
Floating rate (% p.a.)	307	24%		40
BNDES - Local currency	222	17%	TJLP((2) + 3.31%)	36
Export Credit Note - Local currency(4)	48	4%	100% CDI (2)	60
BNDES - Foreign currency (currency basket)	37	3%	((1) + 2.99%)	37
Fixed rate (% p.a.) - Securitization	292	23%	6.89%	33
Total	1,287	100%		49

(1) BNDES’s interest rate for foreign currency contracts;

(2) Brazilian long-term interest rate;

(3) Interbank Deposit Certificate;

(4) Swapped into dollar plus 5.985% p.a.

Cash, cash equivalent and investments, at the end of the quarter, totaled $613.0 million, of which $558.9 million was invested in local currency instruments and $54.1 million was invested in US dollar time deposits.

Net debt (gross debt less cash holdings) amounted to $687.5 million at the end of the quarter, $29.1 million higher than at the end of the previous quarter, mainly due to $66.2 million of capital expenditure and $114.2 million of Interest on Stockholders’ Equity and dividends, partially offset by positive operating cash generation. At the end of the quarter, the net debt to total capital ratio was 25%. If we added in a 50% share of Veracel’s net debt, this ratio would be 36%.

EBITDA Analysis	Adjusted EBITDA comparison 2Q06 vs. 2Q05 (not including cash flow hedging results)

The second quarter 2006 adjusted EBITDA, including 50% of Veracel, before other non-cash charges and hedging gains, totaled $195.5 million, compared to $177.5 million in the same period of last year, mainly as a consequence of 5% higher net pulp prices and 17% higher sales volume, partially offset by the negative impact of the higher cash production cost (see details on page 6) and the higher cost of logistics, resulting in an adjusted margin of 49% in the second quarter (55% in the 2Q05).

Adjusted EBITDA comparison 2Q06 vs. 1Q06 (not including cash flow hedging results)

When compared against the 1Q06 figure, the second quarter 2006 adjusted EBITDA of $195.5 million, including 50% of Veracel and before other non-cash charges and hedging gains, was up $9.2 million. This was mainly due to 7% higher average net pulp prices being partially offset by a 3% lower sales volume, a 3% higher cash cost per ton of goods sold and higher SG&A expenses.

Adjusted EBITDA for the first half of 2006, including hedging gains, would be $414 million, representing a 52% margin, if a proportional hedging gain of $22/ton were allocated, based on the first half sales volume.

Capital Expenditure - Realized	Capital expenditure and investment were as follows:

	(US$ million)	2Q06	1H06
	Silviculture	24.2	43.3
	On-going industrial investment	3.0	6.4
	Forest and land purchases	20.9	36.2
	Other forestry investments	7.1	13.0
	Guaíba Unit optimization	1.4	5.0
	Miscellaneous projects	9.6	13.5
	Total Capital Expenditure	66.2	117.4

Capital Expenditure - Forecast	The capital expenditure forecast also shows 50% of Veracel’s figures, as follows:

	(US$ million)		2nd Half 2006E	2007E	2008E	2009E
	•	Barra do Riacho Unit optimization	55	135	—	—
	•	Regular investments (Barra do Riacho and Guaíba) - include silviculture, mill maintenance and corporate investments	75	120	125	125
	Sub-total - (Aracruz only)		130	255	125	125
	•	50% of the regular investment to be made by Veracel (Aracruz’s stake)	15	20	18	18
	Total - including Aracruz’s stake in Veracel		145	275	143	143

Veracel Information

Veracel’s 1st Anniversary of pulp production shows very good results

The first 12 months of operation were completed on May 22nd. Total production was 823,000 tons, corresponding to 91.4% of the design capacity. According to Poyry, a global consulting and engineering firm focusing on the forestry industry, this is the first time a greenfield-project has attained this level in its first year of operation.

Production in May set a new record, with an output of 91,000 tons, against a budgeted figure of 80,000 tons. The quality level was of 98.4% Prime Grade.

The forestry area also achieved record numbers. 297,908 m3 of logs were harvested against a budget of 288,884 m3 .

These results show that the project is achieving important efficiency levels. The marginal efficiency and production increases help to improve the results of the company, adding value and accelerating the return on the investment.

Veracel pulp production totaled 238,000 tons in the second quarter of 2006. At the end of June, inventory stood at 84,000 tons of pulp. The annual maintenance downtime at Veracel started towards the end of March (4 days) and was conclude in early April (6 days).

Veracel pulp sales reached 220,000 tons in the second quarter, of which 115,000 tons went to Aracruz, 101,000 tons went to the other controlling shareholder and 4,000 tons, exceptionally, went to non-related parties.

VERACEL CELULOSE S.A. BALANCE SHEET (expressed in millions of US dollars)

ASSETS	Jun.30, 2006	Mar.31, 2006	Jun.30, 2005	LIABILITIES	Jun.30, 2006	Mar.31, 2006	Jun.30, 2005
Current assets	113.8	134.3	74.7	Current liabilities	124.1	93.2	94.3
Cash investments	0.8	0.5	14.4	Short-term debt	91.8	65.6	39.6
Other current assets	113.0	133.8	60.3	Other accruals	32.3	27.6	54.7
Long term assets	140.8	117.1	71.3	Long-term liabilities	783.5	799.5	672.3
Other long term assets	140.8	117.1	71.3	Long-term debt	764.8	783.9	667.0
Permanent assets	1,191.5	1,180.9	1,135.7	Other long-term liabilities	18.7	15.6	5.3
				Stockholders’ equity	538.5	539.6	515.1
TOTAL	1,446.1	1,432.3	1,281.7	TOTAL	1,446.1	1,432.3	1,281.7

VERACEL’S TOTAL DEBT MATURITY, AS AT JUNE 30, 2006

(US$ million)	Local Currency	Foreign Currency	Total Debt	%
2006	15.7	18.1	33.8	4.0%
2007	70.1	49.5	119.6	14.0%
2008	70.1	51.5	121.6	14.2%
2009	69.8	51.4	121.2	14.1%
2010	64.6	51.4	116.0	13.5%
2011 onwards	180.6	163.8	344.4	40.2%
Total	470.9	385.7	856.6	100%

Aracruz is a several guarantor of 50% of the indebtedness incurred by Veracel, and Stora Enso is the several guarantor of the other 50% of such indebtedness.

VERACEL CELULOSE S.A. STATEMENTS OF OPERATIONS

(Expressed in million of US dollars)

Income statement	2Q 06	1Q 06	2Q 05
Gross operating income	26.1	22.5	5.3
Sales expenses	3.1	3.0	1.9
Administrative expenses	4.0	3.3	4.6

Other, net	0.9	(0.4)	(0.4)
Operating income	18.1	16.6	(0.8)
Financial income	0.1	(0.5)	(0.4)
Financial expenses	20.5	20.7	7.8
Loss (gain) on currency re-measurement, net	1.6	25.3	53.0
Other, net	—	—	0.2
Income before income taxes	(4.1)	(28.9)	(61.4)
Income tax expense (benefit)	(3.0)	5.6	(1.7)
Net income	(1.1)	(34.5)	(59.7)

VERACEL CELULOSE S.A. - STATEMENTS OF CASH FLOW

(Expressed in million of US dollars)

Statement of cash flow	2Q 06	1Q 06	2Q 05
Cash flow from operating activities
Net income (loss)	(1.1)	(34.5)	(59.7)
Adjustments to reconcile net income to net cash provided by operating activities	21.1	45.6	60.1
(Increase) decrease in assets	(0.6)	(13.7)	(38.2)
Increase (decrease) in liabilities	10.2	(5.2)	11.2
Net cash provided by operating activities	29.6	(7.8)	(26.6)
Cash flow from investments
Additions to property, plant and equipment	(29.7)	(12.1)	(91.2)
Other	—	0.1	—
Net cash (used in) investments	(29.7)	(12.0)	(91.2)
Cash flow from financing
Short-term and long-term debt, net	—	20.0	57.9
Capital increase	—	—	39.0
Net cash provided by (used in) financing	—	20.0	96.9
Effects of exchange rate changes on cash and cash equivalents	0.4	—	3.2
Increase (decrease) in cash and cash equivalent	0.3	0.2	(17.7)
Cash and cash equivalent, beginning of period	0.5	0.3	32.1
Cash and cash equivalent, end of period	0.8	0.5	14.4

EBITDA of VERACEL (expressed in million of US dollars)

(US$ million)	2Q 06	1Q 06	2Q 05
Net income (loss)	(1.1)	(34.5)	(59.7)
Financial income	0.1	(0.5)	(0.4)
Financial expenses	20.5	20.7	7.8
Income tax	(3.0)	5.6	(1.7)
Loss (gain) on currency remeasurement, net	1.6	25.3	53.0
Other	—	—	0.2
Operating income	18.1	16.6	(0.8)
Depreciation and depletion in the results (*)	17.7	19.5	4.8

EBITDA	35.8	36.1	4.0
Non-cash charges	0.1	0.3	—
Adjusted total EBITDA	35.9	36.4	4.0

Veracel’s capital expenditure forecast:

(US$ million)	2nd Half 2006E	2007E	2008E	2009E
Regular investments	30	40	36	36

Veracel is a 50-50 joint venture between Aracruz Celulose and Stora Enso and is located in the state of Bahia, Brazil. Its nominal capacity is 900,000 tons/year of high quality bleached eucalyptus pulp. The start-up of the mill took place in May 2005 and since early November it has been running at full capacity.

The mill is considered to be state of the art in pulp manufacturing, making use of the most modern equipment, facilities, construction methods and environmental control systems.

The output of the new plant has been and will be sold in its entirety to the controlling shareholders, in the same proportion as their shareholdings (50% each). Although, on a quarterly basis, some mismatches may occur, in the long run these should balance out. Aracruz re-sells the pulp to its customer base and Stora uses its share for its own consumption.

Veracel is jointly-controlled by Aracruz (50%) and Stora Enso OYJ (50%) and both shareholders must together approve all significant ordinary course of business actions, in accordance with contractual arrangements.

Stock Performance

From June 30, 2005 to June 30, 2006, Aracruz’s ADR price increased by 51%, from $34.75 to $52.42. In the same period, the Dow Jones Industrial Average index increased by 9% and the S&P Paper and Forest index increased by 8%.

Stock Price Performance - through June 30, 2006 (Base 100 = Jun. 30, 2005)

Stock information	June 30, 2006
Total number of shares outstanding	1,030,587,806
Common shares	454,907,585
Preferred shares	575,680,221
ADR Ratio	1 ADR = 10 preferred shares
Market capitalization	$5.4 billion
Average daily trading volume — 2Q06 (Bovespa and NYSE)*	$35 million

*Source: Bloomberg

The average daily trading volume increased substantially this quarter, to US$35 million (NYSE & Bovespa), peaking at US$97 million in just one day. In the first half of 2006, the ADR price increased by 31%.

Dividends/ Interest on Stockholders’ Equity

In the 1st half of 2006, a total amount of R$163 million was declared as Interest on Stockholders’ Equity, as an anticipation of the annual dividend for the fiscal year 2006, with R$74 million declared on June 20 and R$89 million on March 23. Also during the period, the payment of a further R$150 million in dividends for the fiscal year 2005 was approved at the General Shareholders’ Meeting in April.

Exercising the powers granted by the company’s Board of Directors, in accordance with the decision taken in a meeting held on March 23rd, the Executive Board intends, in principle, to declare Interest on Stockholders’ Equity on a quarterly basis. The potential amount that could still be declared, up to the end of December 2006, is governed by article 9 of Law nº 9.249/95.

Declaration Date	Fiscal Year of Reference	Dividends and Interest (1)	EX-DATE	Gross Amount (R$ thousand)	Gross Amount per ADR (US$)	Initial Payment Date
Jun. 20, 2006	2006(*)	INTEREST(1)	Jun. 28, 2006	74,000	0.03	Jul. 20, 2006
Mar. 23, 2006	2006(*)	INTEREST(1)	Mar. 30, 2006	89,000	0.04	Apr. 20, 2006
Dec.20, 2005	2005(*)	INTEREST(1)	Dec. 28, 2005	168,800	0.72	Jan.13, 2006
Jun. 20, 2005	2005(*)	INTEREST(1)	Jun. 28, 2005	28,000	0.12	Jul.13, 2005
May 19, 2005	2005(*)	INTEREST(1)	May 25, 2005	42,900	0.18	Jun.13, 2005
Apr.29, 2005	2004	DIVIDENDS	May 2, 2005	150,000	0.60	May 9, 2005
Apr.19, 2005	2005(*)	INTEREST(1)	Apr.27, 2005	81,000	0.32	May 13, 2005

Dec.21, 2004	2004 (*)	INTEREST(1)	Dec.29, 2004	28,500	0.11	Jan.11, 2005
Nov.16, 2004	2004 (*)	INTEREST(1)	Nov.23, 2004	32,000	0.12	Dec.10, 2004
Oct.19, 2004	2004 (*)	INTEREST(1)	Oct.27, 2004	198,000	0.70	Nov.11, 2004
Apr.29, 2004	2003	DIVIDENDS	Apr.30, 2004	360,000	1.24	May14, 2004
Apr.29, 2003	2002	DIVIDENDS	May 7, 2003	315,000	1.09	May 15, 2003
Apr.30, 2002	2001	DIVIDENDS	May 2, 2002	180,000	0.77	May13, 2002
Mar.30, 2001	2000	DIVIDENDS	Apr. 2, 2001	136,878	0.64	Apr.12, 2001

(1) Interest on Stockholders’ Equity

(*) advance payment of dividends

The local currency consolidated result, according to Brazilian GAAP - the accounting principles adopted in Brazil, was a net income of R$227.9 million for the quarter. Aracruz has also publicly released the unconsolidated financial results in Brazil, which under Brazilian GAAP serve as the basis for the calculation of minimum dividends and income taxes. In the second quarter of 2006, Aracruz Celulose S.A. reported an unconsolidated net income of R$232.5 million (net income of R$31.2 million, excluding equity results).

Additional Information

W/Brasil launches its first campaign for Aracruz

The world’s leading producer of eucalyptus pulp for the paper industry, and one of Brazil’s foremost  exporters, Aracruz Celulose reinforced its communication with the airing on June 8th of its first campaign produced by the W/Brasil advertising agency, who were hired in March.

Results According to Brazilian GAAP

Although Aracruz does not sell its products directly to the final consumer (b2b), it had become clear to the company that it could no longer restrict its communication efforts to the business pundits. Accounting for more than 10,000 direct jobs and with an annual turnover of about US$1.5 billion, Aracruz wants to gain recognition among the Brazilian population for having achieved the number one spot in a market that is hotly disputed by multinational corporations.

Aracruz earns yet another certification — Chain of Custody

On June 26th, the Bureau Veritas Quality International (BVQI) audit of the Barra do Riacho Unit (ES) was completed and Aracruz was granted that body’s Chain of Custody Certification under the Brazilian System of Forest Certification (Cerflor). The purpose of the audit was to verify the traceability to their origins of the raw materials contained in the pulp produced by Aracruz, thus confirming that they are from certified sources that are managed in a sustainable manner. Aracruz is the first Brazilian company to earn this certification, which is recognized by the Programme for the Endorsement of Forest Certification Schemes (PEFC). For the moment, this certification covers only the pulp produced at the Barra do Riacho Unit, but the expectation is that in October it will be extended to include the production from the Guaíba Unit.

Aracruz signs letters of intent in Rio Grande do Sul

On June 29th, the company signed letters of intent with the state government and the municipal governments of Barra do Ribeiro, Cachoeira do Sul, Guaíba and Rio Pardo, for the expansion of the company’s operations in the state of Rio Grande do Sul. These documents define the commitments made by the state and municipal authorities that enable the setting up of a new production line with an annual capacity of 1.3 million tons of pulp. The project provides for the construction of the new production line beside the existing mill, which is currently producing 430,000 tons of pulp per year. The aim is to attain an annual production level of close to 1.8 million tons of pulp, thus making the Guaíba Unit more competitive.

According to Aracruz’s CEO, Carlos Aguiar, the choice of Rio Grande do Sul was the result of extensive studies. “The state undoubtedly has great potential, but Aracruz wanted to analyze all the possibilities, as well as talk to the government, the community and other interested parties, before making a decision.”

Aracruz expects the state government and the municipal authorities in question to adapt the local highway infrastructure, so as to improve traffic flow, as well as to create suitable conditions for the effective use of local waterways to transport timber and pulp, and to provide tax support for the industrial processes and effect improvements to the supply of electricity for the inhabitants of Guaíba and Barra do Ribeiro, in addition to providing support for the company’s Professional Training Program, since the company adopts a policy of giving priority to local labor in all the municipalities in which it operates.

The investment in Rio Grande do Sul, of around US$ 1.2 billion, which is still to be confirmed, would make the state a new hub for forestry and pulp production, thus broadening the range of economic activities in the region, reinforcing the forestry efforts, generating rural employment and reducing the migration from rural areas. If it goes ahead, the project could create around 12,500 direct and indirect jobs during its implementation. During normal operations, there would be 250 direct jobs in the industrial area and 1,000 in the forestry area, in addition to thousands of indirect jobs

The project foresees the new mill coming on line somewhere between 2010 and 2015. The latest technology and best international environmental practices will be adopted in the industrial area, bringing about a reduction in water consumption and in aerial and liquid emissions, and improving the mill’s thermal and energy efficiency, as well as optimizing its logistics, by increasing the use of waterways for transportation. The company’s forest base will need to be augmented by 100,000 hectares, including areas planted under contract through the company’s Forest Producer Program and around 55,000 hectares of preserved areas and legal reserve. Implementation of the project is calculated to generate about US$ 200 million in taxes and inject into the local economy more than US$ 300 million, through outsourcing to local businesses and forestry work.

Aracruz’s commitment to sustainable development governs its approach to the management of the eucalyptus plantations and the preservation of local ecosystems. The environmental practices adopted at its mills are subject to constant refinement. The company’s social responsibility is reflected in, among other things, the significant social action program that is implemented among the communities within the areas where the company operates.

Note: In the main body of the text (p.1 - 18), amounts are in US$ unless otherwise specified.

Aracruz Celulose S.A., with operations in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, is the world’s largest producer of bleached eucalyptus kraft pulp. All of the high-quality hardwood pulp and lumber supplied by the company is produced exclusively from planted eucalyptus forests. The Aracruz pulp is used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing and specialty papers. The lumber, produced at a high-tech sawmill located in the extreme south of the state of Bahia, is sold to the furniture and interior design industries in Brazil and abroad, under the brand name Lyptus. Aracruz is listed at the São Paulo Stock Exchange (BOVESPA), at the Latin America Securities Market (Latibex), in Madrid - Spain, and at the New York Stock Exchange (NYSE) under the ADR level III program (ticker symbol ARA). Each ADR represents 10 underlying “Class B” preferred shares.

ARACRUZ CELULOSE S.A. — CONSOLIDATED STATEMENTS OF OPERATIONS

	Three-month period ended			Six-month period ended
(Expressed in thousands of US dollars, except for per-share amounts)(unaudited)	Jun.30, 2006	Mar.31, 2006	Jun.30, 2005	Jun.30, 2006	Jun.30, 2005
Operating revenues	455,170	445,621	372,451	900,791	712,267
Domestic	16,842	16,613	14,537	33,455	27,833
Export	438,328	429,008	357,914	867,336	684,434
Sales taxes and other deductions	53,154	56,218	47,442	109,372	90,439
Net operating revenue	402,016	389,403	325,009	791,419	621,828
Pulp	390,143	378,118	314,048	768,261	599,729
Paper	11,873	11,285	10,960	23,158	22,050
Sawn wood			1		49
Operating costs and expenses	284,266	280,003	211,923	564,269	407,423
Cost of sales	248,668	249,683	178,505	498,351	346,917
Pulp	240,672	241,470	171,557	482,142	332,918
Cost of sales related to pulp production and purchases	202,604	205,478	146,081	408,082	281,828
Inland freight, ocean freight, insurance and other	38,068	35,992	25,476	74,060	51,090
Paper	7,996	8,213	6,948	16,209	13,952
Sawn wood	47
Selling	18,908	19,089	15,429	37,997	30,227
Administrative	11,259	9,261	6,981	20,520	13,936
Other, net	5,431	1,970	11,008	7,401	16,343
Operating income	117,750	109,400	113,086	227,150	214,405
Non-operating (income) expenses	17,623	(50,429)	(21,534)	(32,806)	(13,296)
Financial income	(21,117)	(86,041)	(46,052)	(107,158)	(69,165)
Financial expenses	36,672	44,152	44,545	80,824	74,477
Interest on financing	20,637	34,632	24,956	55,269	48,998
Other	16,035	9,520	19,589	25,555	25,479
(Gain) loss on currency re-measurement, net	2,067	(8,537)	(19,875)	(6,470)	(18,433)
Other, net	1	(3)	(152)	(2)	(175)
Income before income taxes, minority interest and equity in results of affiliated companies	100,127	159,829	134,620	259,956	227,701
Income taxes	(6,650)	63,331	47,989	56,681	69,740
Current	2,277	34,839	53,208	37,116	81,865
Deferred	(8,927)	28,492	(5,219)	19,565	(12,125)
Minority interest	(200)	11	(40)	(189)	(24)
Equity results of affiliated companies	(649)	(17,386)	(30,237)	(18,035)	(31,226)
Net income for the period	105,928	79,123	56,354	185,051	126,711
Depreciation and depletion in the results:	53,153	53,766	50,924	106,919	98,495
Pulp production cost	54,226	53,456	51,519	107,682	101,817
Forests and other	(240)	(2,460)	1	(2,700)	(1,493)
Other operating costs and expenses	1,404	1,370	1,331	2,774	2,674
Sub-total	55,390	52,366	52,851	107,756	102,998
Inventory movement	(2,237)	1,400	(1,927)	(837)	(4,503)
EBITDA(*)	170,903	163,166	164,010	334,069	312,900
EBITDA (adjusted for other non-cash items) (*)	177,522	168,152	175,522	345,674	331,421

(*) does not include 50% of Veracel’s EBITDA

ARACRUZ CELULOSE S.A. — CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US dollars)

ASSETS	Jun.30, 2006	Mar.31, 2006	Jun.30, 2005	LIABILITIES	Jun.30, 2006	Mar.31, 2006	Jun.30, 2005
Current assets	1,178,390	1,053,462	1,031,744	Current Liabilities	327,817	313,286	426,403
Cash and cash equivalents	135,535	37,254	72,279	Suppliers	71,787	81,726	46,452
Short-term investments	474,984	460,724	515,268	Payroll and related charges	18,826	13,883	14,939
Accounts receivable	234,480	243,755	207,858	Income and other taxes	47,027	40,490	54,215
Inventories, net	204,151	185,347	153,811	Current portion of long-term debt
Deferred income tax	14,805	13,670	12,926	Related party	64,171	63,583	58,014
Recoverable income and other taxes	107,129	104,171	62,205	Other	56,896	53,645	166,477
Prepaid expenses and other current assets	7,306	8,541	7,397	Short-term borrowing - export financing and other	4,620	52,362
Property, plant and equipment, net	2,078,132	2,067,368	2,082,381	Accrued financial charges	13,826	8,590	8,633
Investment in affiliated company	280,890	281,540	268,164	Interest on stockholders’ equity payable	35,570	42,128	11,783
Goodwill	207,050	207,050	207,050	Other accruals	15,094	9,241	13,528
Other assets	102,958	100,738	87,296	Long-term liabilities	1,514,902	1,394,300	1,428,403
Long-term investments	2,524	2,445	1,808	Long-term debt
Advances to suppliers	71,424	67,976	58,370	Related party	189,686	203,829	171,328
Deposits for tax assessments	22,334	22,400	19,753	Other	971,315	829,201	964,957
Recoverable income and other taxes	4,442	4,391	2,381	Tax assessment and litigation contingencies	242,725	242,490	215,331
Other	2,234	3,526	4,984	Deferred income tax, net	76,291	84,083	41,586
				Suppliers	9,062	10,213	11,668
				Other	25,823	24,484	23,533
				Minority interest	520	320	324
				Stockholders’ equity	2,004,181	2,002,252	1,821,505
TOTAL	3,847,420	3,710,158	3,676,635	TOTAL	3,847,420	3,710,158	3,676,635

ARACRUZ CELULOSE S.A. — CONSOLIDATED STATEMENTS OF CASH FLOW

(Expressed in thousands of US dollars)

	Three-month period ended			Six-month period ended
	Jun.30, 2006	Mar.31, 2006	Jun.30, 2005	Jun.30, 2006	Jun.30, 2005
Cash flows from operating activities
Net income for the period	105,928	79,123	56,354	185,051	126,711
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	55,390	52,366	52,851	107,756	102,998
Equity results of affiliated company	650	17,385	30,237	18,035	31,226
Deferred income tax	(8,927)	28,492	(5,219)	19,565	(12,125)
Premium on debt prepayment		10,487		10,487
Loss (gain) on currency re-measurement	2,067	(8,537)	(19,875)	(6,470)	(18,433)
Loss (gain) on sale of equipment	43	(184)	376	(141)	354
Decrease (increase) in operating assets
Accounts receivable, net	6,016	7,580	(8,987)	13,596	(6,894)
Inventories, net	(18,804)	(11,474)	(14,585)	(30,278)	(27,591)
Recoverable income taxes	(3,481)	(8,053)	(25,450)	(11,534)	(15,589)
Other	26,634	(5,472)	(30,068)	21,162	(46,174)
Increase (decrease) in operating liabilities
Suppliers	(11,954)	(4,233)	(4,927)	(16,187)	(9,156)
Payroll and related charges	4,723	(6,503)	4,353	(1,780)	(834)
Tax assessment and litigation contingencies	6,298	28,622	68,174	34,920	73,127
Accrued financial charges	5,190	1,420	(867)	6,610	729
Other	7,948	8,227	6,110	16,175	12,151
Net cash provided by operating activities	177,721	189,246	108,477	366,967	210,500
Cash flows from investing activities
Short-term investments	(32,792)	105,158	6,633	72,366	(2,770)
Proceeds from sale of equipment	18	217	59	235	81
Investments in affiliate			(19,500)		(25,500)
Additions to property, plant and equipment	(66,201)	(51,218)	(27,414)	(117,419)	(51,800)
Net cash provided by (used in) investing activities	(98,975)	54,157	(40,222)	(44,818)	(79,989)
Cash flows from financing activities
Short-term debt, net	3,624	(78,902)	54,046	(75,278)	55,673
Long-term debt
Issuance	209,000	350,000		559,000	25,000
Repayments	(77,703)	(444,307)	(28,589)	(522,010)	(57,692)
Dividends and interest on stockholders’ equity paid out	(114,208)	(66,743)	(111,959)	(180,951)	(121,411)
Net cash used in financing activities	20,713	(239,952)	(86,502)	(219,239)	(98,430)
Effect of exchange rate variations on cash and cash equivalents	(1,178)	(311)	5,384	(1,489)	3,724
Increase (decrease) in cash and cash equivalents	98,281	3,140	(12,863)	101,421	35,805
Cash and cash equivalents, beginning of the period	37,254	34,114	85,142	34,114	36,474
Cash and cash equivalents, end of the period	135,535	37,254	72,279	135,535	72,279

Reconciliation of Operating Results

Brazilian GAAP v US GAAP (US$ million)	2Q 2006	1st Half 2006
Net Income Parent Company (Brazilian GAAP)	107.4	265.0
Realized (Unrealized) profits from subsidiaries	(1.1)	2.1
Net Income - Consolidated (Brazilian GAAP)	106.3	267.1
Depreciation, depletion and asset write-offs	(4.5)	(8.9)
Income tax provision - Fas 109	(4.4)	(8.8)
Equity results of affiliated company	(0.4)	(24.8)
Reversal of goodwill amortization	13.1	26.5
Foreign-exchange variation	(4.2)	(66.0)
Net Income - Consolidated (US GAAP)	105.9	185.1

Exchange rate at the end of June/2006 (US$1.0000 = R$2.1643)

Non-GAAP information Reconciliation

The company believes that, in addition to the reported GAAP financial measures, the inclusion and discussion of certain financial statistics, such as cash earnings per share, EBITDA and cash production cost, allows the management, investors, and analysts to compare and fully evaluate the unaudited consolidated results of its operations.

Non-GAAP information Reconciliation - “Cash production cost”

	2Q06			1Q06			2Q05
	US$ million	Volume ‘000 tons	US$ per ton	US$ million	Volume ‘000 tons	US$ per ton	US$ million	Volume ‘000 tons	US$ per ton
Cost of sales	202.6	720.1		205.5	744.2		146.1	608.0
Pulp inventories at the beginning of the period	(122.6)	(408.9)		(112.4)	(395.5)		(82.7)	(334.8)
Pulp purchased	(41.3)	(115.2)		(41.8)	(116.6)		(3.0)	(7.0)
Pulp for paper production	2.9.8	11.5		2.8.8	10.7		2.4	11.3
Other	(2.4)			(2.2)			(1.0)	—
Pulp inventories at the end of the period	139.1	466.7		122.5	408.9		96.3	371.0
Pulp production cost	178.3	674.2	264	174.4	651.7	268	158.1	648.5	244
Depreciation and depletion in the production cost	(54.2)	—	(80)	(53.5)	—	(82)	(51.5)	—	(80)
Cash production cost	124.1	674.2	184	120.9	651.7	186	106.6	648.5	164

Non-GAAP information Reconciliation - “Adjusted EBITDA, including 50% of Veracel”

(US$ million)	2Q 2006	1Q 2006	2Q 2005	1st Half 2006	1st Half 2005
Net income	105.9	79.1	56.4	185.1	126.7
Financial income	(21.1)	(86.0)	(46.0)	(107.1)	(69.2)
Financial expenses	36.7	44.1	44.5	80.8	74.5
Income tax	(6.6)	63.3	48.0	56.7	69.7
Equity in results of affiliated companies	0.6	17.4	30.2	18.0	31.2
Gain on currency re-measurement, net	2.1	(8.5)	(19.9)	(6.5)	(18.4)
Other	0.2	—	(0.1)	0.2	(0.1)
Operating income	117.8	109.4	113.1	227.2	214.4
Depreciation and depletion in the results:	53.1	53.8	50.9	106.9	98.5
Depreciation and depletion	55.3	52.4	52.8	107.7	103.0
Depreciation and depletion - inventory movement	(2.2)	1.4	(1.9)	(0.8)	(4.5)
EBITDA	170.9	163.2	164.0	334.1	312.9
Non-cash charges	6.6	5.0	11.5	11.6	18.5
Provision for labor indemnity	0.5	0.2	0.7	0.7	1.1
Provision (reversal) for loss on ICMS credits	5.8	4.9	6.4	10.7	12.8
Provision for a tax contingency	—	—	3.6	—	3.8
Fixed asset write-offs	—	(0.2)	0.4	(0.1)	0.4
Loss on the sale of obsolete spare parts	0.1	0.1	0.4	0.1	0.4
Discount on tax credits sales	0.2	—	—	0.2	—
Adjusted Aracruz EBITDA	177.5	168.2	175.5	345.7	331.4
50% of Veracel Adjusted EBITDA	18.0	18.1	2.0	36.1	1.3
Adjusted total EBITDA	195.5	186.3	177.5	381.8	332.7
Adjusted EBITDA margin -%	49%	48%	55%	48%	54%

This press release contains statements which constitute forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be possible to realize. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date they are made.